June 3, 2022

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jordan Nimitz and Chris Edwards

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated June 2, 2022, regarding Columbia Care Inc.
Preliminary Revised Proxy Statement on Schedule 14A
Filed May 24, 2022
File No. 000-56294

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the June 2, 2022 letter regarding the above-referenced Preliminary Revised Proxy Statement on Schedule 14A (File No. 000-56294) (the “Preliminary Proxy Statement”) of Columbia Care Inc. (the “Company”, “Columbia Care” “we,” or “our,”) filed on May 24, 2022 with the SEC.

For your convenience, the Staff’s comments are included below, and we have numbered our responses accordingly.

Our responses are as follows:

Preliminary Revised Proxy Statement on Schedule 14A filed May 24, 2022

General

Staff Comment No. 1.

We note your response to prior comment 2. Please elaborate on your analysis as to how the transaction fits within the exception set out in Rule 13e-3(g)(2), in particular with respect to satisfaction of the condition set out in Rule 13e-3(g)(2)(i). Specifically, please address in greater detail why the Cresco SV Shares (classified as “subordinate voting” shares) should be considered to possess “substantially the same” voting rights as both the Columbia Care Shares and the Columbia Care PV Shares. In addition, please provide us with a numerical estimate of the anticipated aggregate value of the cash-out of fractional shares.

June 3, 2022

Company’s Response:

For the reasons set forth below, Columbia Care has concluded the Cresco SV Shares (classified as “subordinate voting” shares) should be considered to possess “substantially the same” voting rights as both the Columbia Care Shares and the Columbia Care PV Shares.

Subordinate Voting Shares are “Common Shares”

When Canadian publicly-listed corporations have multi-class or multiple voting share structures, the “common share” class is typically referred to as “subordinate voting shares”. For example, Cresco is authorized to issue an unlimited number of subordinate voting shares (the “Cresco SV Shares”), an unlimited number of Proportionate Voting Shares and an unlimited number of non-participating Super Voting Shares. Columbia Care has two outstanding classes of shares, the Columbia Care common shares (the “Columbia Care Shares”) and the Proportionate Voting Shares (the “Columbia Care PV Shares” and together with the Columbia Care Shares, the “Equity Shares”). Columbia Care received exemptive relief in order to name the Columbia Care Shares “common shares.” Absent this exemptive relief, because of the existence of the Columbia Care PV Shares, the Columbia Care Shares would have been called “subordinate voting shares” just like the Cresco SV Shares.

As we noted in our prior response letter, holders of each of the Cresco SV Shares and the Columbia Care Shares are entitled to notice of and to attend at any meeting of the shareholders of Cresco or Columbia Care, respectively, except a meeting of which only holders of another particular class or series of shares of such company will have the right to vote. Holders of Cresco SV Shares and the Columbia Care Shares are each entitled to one vote in respect of each share held.

As previously mentioned, the Arrangement contemplates that each Columbia Care PV Share will, without any further action by or on behalf of any holder of Columbia Care PV Share, be deemed to be converted by the holder thereof for 100 Columbia Care Shares per Columbia Care PV Share in accordance with the terms of the Columbia Care PV Shares prior to the effective time.

The Arrangement calls for the exchange of the Columbia Care Shares for Cresco SV Shares. As both of these classes are “common shares”, we believe the condition set out in Rule 13e-3(g)(2)(i) (“this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock”) is satisfied.

Columbia Care Shares and Columbia Care PV Shares

The holders of the Columbia Care Shares and the Columbia Care PV Shares have the same rights and obligations, and no holder of Equity Shares is entitled to any privilege, priority or preference in relation to any other such holder, subject to the following:

1.

The Columbia Care Shares may at any time, at the option of the holder thereof and with the consent of Columbia Care, be converted into Columbia Care PV Shares on the basis of one (1) Columbia Care Share for one one-hundredth (0.01) of a Columbia Care PV Share.

June 3, 2022

2.

The Columbia Care PV Shares may at any time, at the option of the holder thereof, be converted into Columbia Care Shares on the basis of one hundred (100) Columbia Care Shares for one (1) Columbia Care PV Share, with fractional Columbia Care PV Shares convertible into Columbia Care Shares on the same ratio. If the board of directors of the Columbia Care (the “Board”) determines that it is no longer advisable to maintain the Columbia Care PV Shares as a separate class of shares, then the Columbia Care PV Shares shall be converted into Columbia Care Shares on the basis of one hundred (100) Columbia Care Shares for one (1) Columbia Care PV Share, with fractional Columbia Care PV Shares convertible into Columbia Care Shares on the same ratio.

3.

Subject to the preferences accorded to the holders of the Preferred Shares (of which none are outstanding), each Columbia Care PV Share is entitled to dividends if, as and when dividends are declared by the Board, with each Columbia Care PV Share being entitled to one hundred (100) times the amount paid or distributed per Columbia Care Share (or, if a stock dividend is declared, each Columbia Care PV Share shall be entitled to receive the same number of Columbia Care PV Shares per Columbia Care PV Share as the number of Columbia Care Shares entitled to be received per Columbia Care Share), and fractional Columbia Care PV Shares will be entitled to the applicable fraction thereof, and otherwise without preference or distinction among or between the Equity Shares.

4.

Subject to the preferences accorded to the holders of the Preferred Shares (of which none are outstanding), in the event of the liquidation, dissolution or winding-up of Columbia Care, the holders of Equity Shares are entitled to participate in the distribution of the remaining property and assets of the Columbia Care, with each Columbia Care PV Share being entitled to one hundred (100) times the amount distributed per Columbia Care Share and fractional Columbia Care PV Shares will be entitled to the applicable fraction thereof, and otherwise without preference or distinction among or between the Equity Shares.

5.

The holders of the Equity Shares are entitled to receive notice of, attend and vote at any meeting of shareholders of the Columbia Care, except those meetings at which holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia).

6.

The Columbia Care Shares will carry one (1) vote per share and the Columbia Care PV Shares will carry one hundred (100) votes per share. Fractional Columbia Care PV Shares will be entitled to the number of votes calculated by multiplying the fraction by one hundred (100).

7.

The rights, privileges, conditions and restrictions attaching to the Equity Shares may be modified if the amendment is authorized by not less than 66 2⁄3% of the votes cast at a meeting of holders of the Equity Shares duly held for that purpose. However, if the holders of Columbia Care PV Shares, as a class, or the holders of Columbia Care Shares, as a class, are to be affected in a manner materially different from such other class of Equity Shares, the amendment must, in addition, be authorized by not less than 66 2⁄3% of the votes cast at a meeting of the holders of the class of shares which is affected differently.

June 3, 2022

8.

No subdivision or consolidation of the Columbia Care Shares or Columbia Care PV Shares may be carried out unless, at the same time, the shares of the other class are subdivided or consolidated in the same manner and on the same basis, so as to preserve the relative rights of the holders of each such class of Equity Shares.

By their terms, the Columbia Care PV Shares and Columbia Care Shares were intended to be identical, but for the proportionate (a) voting rights, (b) dividend rights, (c) participation rights on liquidation, dissolution or winding-up, and (d) conversion privileges, as outlined above.

For accounting purposes, there is no distinction between the Columbia Care Shares and Columbia Care PV Shares, which are treated as if they were shares of one class only. All Equity Shares are treated as Common Share capital and presented in the aggregate in shareholders’ equity as share capital on the Columbia Care’s consolidated statement of financial position.

The voting power of the Columbia Care Shares, relative to the dividend, distribution and liquidation entitlements of the Columbia Care Shares is proportionate to the voting power of the Columbia Care PV Shares, relative to the dividend, distribution and liquidation entitlements of the Columbia Care PV Shares.

Fractional Shares

Set forth below is the information requested by the Staff with respect to the cash disposition of fractional interests in connection with the Arrangement:

•

As of May 10, 2022, based on information provided by Columbia Care’s transfer agent, there were approximately 33,000 record and beneficial holders of Columbia Care Shares and Columbia Care PV Shares. We expect that a substantial majority, and likely all, of these record holders would receive cash in lieu of fractional shares because the exchange ratio is calculated out to four decimal points.

•

Pursuant to the terms of the Arrangement Agreement, the amount of cash to be paid in respect of fractional shares will be CAD$7.4296, which was based on the ten-day volume weighted average price of Cresco Labs SV Shares on the Canadian Securities Exchange ending on the day preceding the date of the Arrangement Agreement. However, based upon the information provided by Columbia Care’s transfer agent regarding the record and beneficial holders of Columbia Care Shares and Columbia Care PV Shares on May 10, 2022, we estimate that the aggregate amount of cash to be paid to record holders in lieu of fractional shares in the arrangement is approximately CAD$123,000.

•

No record holders of Columbia Care Shares would be cashed out of their entire investment in Columbia Care Shares after giving effect to the receipt of cash in lieu of fractional shares. Based on the information available regarding beneficial shareholders, ten beneficial shareholders have only one Columbia Care Share and would be cashed out in the Arrangement; however, there may be other beneficial shareholders holding only one Columbia Care Share that we are not aware of.

June 3, 2022

For the reasons set forth below, we respectfully submit that the merger is within the intended scope of Rule 13e-3(g)(2) and therefore exempt from the application of Rule 13e-3.

Pursuant to the arrangement, each holder of Columbia Care Shares (including former holders of Columbia Care PV Shares which have been converted into Columbia Care Shares) will receive 0.5579 of a Cresco SV Share for each Columbia Care Share. As indicated by the figures above, the cash that is expected to be paid in lieu of fractional shares represents a de minimis amount (approximately 0.0115%) of the total consideration in the arrangement. Except for the payment of a de minimis amount of cash in lieu of fractional shares, all the consideration will consist of Cresco Labs SV Shares, which is a class of equity security that both trades on a liquid market and satisfies the conditions in Rule 13e-3(g)(2)(i) and (ii) (i.e., the offered equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction and the offered equity security is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended). The Columbia Care equity is not listed on a national securities exchange so the requirement in Rule 13e-3(g)(2)(iii) is not applicable.

Based on the foregoing, Columbia Care contends the Arrangement is within the intended scope of Rule 13e-3(g)(2) and therefore is exempt from the application of Rule 13e-3.

* * * * *

June 3, 2022

Thank you for your review of the filing. If you should have any questions regarding this response letter or desire any additional information, please do not hesitate to contact the undersigned at (640) 200-0619, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Sincerely, Columbia Care Inc.

/s/ David Sirolly

David Sirolly Chief Legal Officer and General Counsel

cc:	James Guttman, Dorsey & Whitney LLP